SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June, 2003

                         Commission File Number: 0-16673

                            Nam Tai Electronics, Inc.
               (Exact name of registrant as specified in charter)

                             British Virgin Islands
                         (Jurisdiction of organization)


                           116 Main Street, 2nd Floor
                   Road Town, Tortola, British Virgin Islands
                     (Address of principal executive offices)

                         Registrant's telephone number,
                         international: + 852-2341-0273

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On June 20, 2003, Nam Tai Electronics, Inc. ("Nam Tai"), issued a press release announcing that the Board of Directors of Nam Tai has approved a resolution to effect a three-for-one stock split of all outstanding Nam Tai common shares on June 30, 2003. Notice of the stock split is also being mailed to Nam Tai's shareholders. Further details regarding the stock split are described in the press release and the notice to shareholders filed as exhibits
99.1 and 99.2 hereto, respectively, and incorporated herein by reference.

Exhibits       Description
--------       -----------

99.1           Press Release dated June 20, 2003

99.2           Notice to Shareholders dated June 20, 2003

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NAM TAI ELECTRONICS, INC.

Date:  June 20, 2003               By: /s/ M.K. Koo
                                       -----------------------------------------

                                   Name:    M. K. Koo
                                   Title:   Chief Financial Officer and Director